Exhibit 99.74

VERSES

# VERSES Files Provisional Patent Application to Enable Real-Time, Self-Learning and Self-Improving Adaptive Autonomous Agents

VANCOUVER, British Columbia, Nov. 28, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of intelligent systems, announces the filing of a provisional patent application representing an innovative method for “Knowledge Expansion” in next-generation artificial intelligence systems.

Artificial intelligence is becoming increasingly ubiquitous and has impacted virtually every industry, yet it is largely employed to generate content – images and words – based on massive amounts of data. However, once trained, these models cannot be incrementally updated. VERSES Knowledge Expander enables intelligent systems to continuously learn and adapt in real-time by emulating the encoding processes of the human brain. The Company believes this technology could potentially replace the current state-of-the-art approach to artificial intelligence.

“We believe that knowledge expansion is the key to enabling dynamic models, allowing agents to adapt to a changing world. It is the essence of artificial general intelligence,” said Gabriel René, founder and CEO of VERSES.

Now, similar to how our brains allow us to “find the right place” in our memory for the novel information we receive every day, the VERSES Knowledge Expander can expand the information store of a graph database by determining whether a new node, edge or element of an existing node should be added to the graph to reflect the correct causal relationship between the new information and the existing information in the database. This allows inference in real-world scenarios by encoding the probability of relationships.

The Company believes Knowledge Expander is significant because deciding how new information should be connected with respect to existing information stored in a graph database normally requires a human understanding of how things causally relate to each other in the world. It enables real-time, adaptive and autonomous learning in agents. This was demonstrated in the Genius™ demo earlier this month.

VERSES' Knowledge Expander automates tasks requiring human intervention, facilitating more advanced cognitive processes. The invention is designed to secure VERSES novel IP in the highly competitive AI space.

**About VERSES**

VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius can learn, adapt and interact with the world. Key features of Genius include generalizability, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and X.

**On behalf of the Company**

Gabriel René, Founder & CEO, VERSES AI Inc.

Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

**Investor Relations Inquiries**

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

**Forward Looking Information**

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected",

"budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. These forward-looking statements include, among other things, statements relating to: the fact that the Company's Knowledge Expander can potentially replace traditional AI and increase efficiencies of scale; the possibility that artificial intelligence which adapts and incorporates new information can replace traditional AI systems; the potential benefits an organization will derive from adding the Company's Knowledge Expander automation to graph databases; the capabilities of the Company's Knowledge Expander; the fact that knowledge expansion can enable dynamic models and allow agents to adapt to a changing world; and the significance of the Company's Knowledge Expander. Such forward-looking statements are based on a number of assumptions of management, including, without limitation, that artificial intelligence with the ability to adapt and incorporate new information is preferable to traditional AI systems which do not learn in real time; that adding the Company's Knowledge Expander automation to graph databases will help organizations save time and money and allow them to operate faster and more efficiently; that knowledge expansion is a key to enabling dynamic models; that the Company's Knowledge Expander will perform and provide the results currently anticipated by management; that the Company will be successful in the deployment of its resources and personnel; that results of testing and development data will be consistent with anticipated results and estimates; that the Company will not come across technology or other barriers preventing it from achieving its business objectives and commercializing its technology; and that the Company's technology will impact the AI market and the Company's success in the AI market as anticipated.

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: the Company's operations could be adversely affected by possible future government legislation, policies and controls or by changes in applicable laws and regulations including the ability of the Company to develop and commercialize its products and release and deploy its technologies; political instability; unexpected development and production challenges; the Company could face technology or software disruptions; unanticipated costs; the Company's technology may fail to perform as expected; increased competition; artificial intelligence which adapts and incorporates new information may not be preferable to traditional AI systems; the Company's Knowledge Expander may not deliver the expected benefits to organizations that use it; the Company may not be issued a patent for the Knowledge Expander or may experience other intellectual property related issues; the loss of key personnel; and the loss of key partnerships necessary for the Company to achieve its business objectives. The forward-looking statements contained in this press release represent management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Neither the Company nor any of its representatives make any representation or warranty, express or implied, as to the accuracy, sufficiency or completeness of the information in this press release. Neither the Company nor any of its representatives shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this press release by you or any of your representatives or for omissions from the information in this press release.